Exhibit 99.1

ZK International Group Co., Ltd. Announces Record Revenue of $49.66 Million, an Increase of 15.77% for the First Half of Fiscal Year 2023

WENZHOU, China, September 29, 2023 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2023.

Financial Highlights for the First Half of Fiscal Year 2023

	For the Six Months Ended March 31,
($ millions, except per share data)	2023	2022	% Change
Revenue	$49.66	$42.89	15.77%
Gross profit	$3.17	$3.97	-20.13%
Gross margin	6.38%	9.25%	-2.87	% pp*
Income from operations	$0.14	$0.24	-41.91%
Operating margin	0.29%	0.57%	-0.28	% pp*
Net income (loss)	$(0.06)	$0.001	0.00%
Diluted earnings per share	$0.00	$0.00	0.00%
Net book value per share	$2.85	$2.89	-1.45%

* pp: percentage point(s)

•	Revenue increased 15.77% to a record $49.66 million for the six months ended March 31, 2023 from approximately $42.89 million for the six months ended March 31, 2022. During the first fiscal half of 2023, we observed an increase of raw materials, especially the price of nikel which is an important component of stainless steel. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the period. The increase of sales is also attributable to the recovery of domestic demand and we achieved an overall increase in sales volume during the six months ended March 31, 2022.

•	Gross profit decreased by 20.13% to $3.17 million. Gross margin was 6.38%, compared to 9.25% for the same period of the prior fiscal period. The decrease of gross profit was primarily due to increased raw material cost, especially the cost of stainless steel coil which is the main material for our products. Though we have increased ASP of our products, we supplied to certain customers on fixed price basis that cannot be adjusted until the existing contract expires.

•	Income from operations was $0.14 million, compared to income from operations of $0.24 million for the same period of the prior fiscal year. Operating margin was 0.29%, compared to 0.57% for the same period of the prior fiscal year. The decrease of operating margin was primarily due to decreased gross margin of our sales.

•	Net loss was $0.06 million. This compared to net income of $0.001 million for the same period of the prior fiscal year.

•	Net book value per share was $2.85 as of March 31, 2023, compared to $2.89 as of September 30, 2022.

Financial Results for the First Half of Fiscal Year 2023

Revenue

Revenue increased by $6,764,742 or 15.77%, to $49,655,399 for the six months ended March 31, 2023 from $42,890,657 for the six months ended March 31, 2022. During the first fiscal half of 2023, we observed an increase of raw materials, especially the price of nikel which is an important component of stainless steel. To minimize the impact the rise of raw material price, we increased our weighted average selling price (“ASP”) during the period. The increase of sales is also attributable to the recovery of domestic demand and we achieved an overall increase in sales volume during the six months ended March 31, 2022.

Gross Profit

Our gross profit decreased by $798,467, or 20.13%, to $3,168,642 for the six months ended March 31, 2023 from $3,967,109 for the six months ended March 31, 2022. Gross profit margin was 6.38% for the six months ended March 31, 2023, as compared to 9.25% for the six months ended March 31, 2022. The decrease of gross profit was primarily due to increased raw material cost, especially the cost of stainless steel coil which is the main material for our products. Though we have increased ASP of our products, we supplied to certain customers on fixed price basis that cannot be adjusted until the existing contract expires.

Selling and Marketing Expenses

We incurred $963,655 in selling and marketing expenses for the six months ended March 31, 2023, compared to $930,052 for the six months ended March 31, 2022. Selling and marketing expenses increased by $33,602, or 3.61%, during the six months ended March 31, 2023 compared to the six months ended March 31, 2022. This slight increase is primarily due to increased marketing expenses to promote our product portfolio.

General and Administrative expenses

We incurred $1,443,743 in general and administrative expenses for the six months ended March 31, 2023, compared to $2,232,863 for the six months ended March 31, 2022. General and administrative expenses decreased by $789,120, or 35.34%, for the six months ended March 31, 2023 compared to the same period in 2022. The decrease is primarily due to decrease in consulting expenses.

Research and Development Expenses

We incurred $619,511 in research and development expenses for the six months ended March 31, 2023, compared to $560,216 for the six months ended March 31, 2022. R&D expenses increased by $59,295, or 10.58%, for the six months ended March 31, 2023 compared to the same period in 2022.

Income (loss) from Operations

As a result of the factors described above, we incurred operating income of $141,734 for the six months ended March 31, 2023, compared to operating loss of $243,977 for the six months ended March 31, 2022, a decrease of operating income of $102,243.

Other Income (Expenses)

Our interest income and expenses were $25,123 and $386,527, respectively, for the six months ended March 31, 2023, compared to interest income and expenses of $4,493 and $465,466, respectively, for the six months ended March 31, 2022. The decrease of interest expense is primarily due to the decrease of bank loan interest rate during fiscal half year of 2023. Other income mainly consists of government grant for financial support to the Company under local government’s innovation incentive programs.

Net Income (loss)

As a result of the factors described above, we incurred net loss of $57,080 for the six months ended March 31, 2023, compared to net income of $1,281 for the six months ended March 31, 2022, a decrease in profit of $58,361.

Financial Condition

As of March 31, 2023, cash and cash equivalents, restricted cash and short-term investments totaled $2.63 million, compared to $8.53 million as of September 30, 2022. Short-term bank borrowings were $18.21 million as of March 31, 2023, compared to $16.26 million as of September 30, 2022.

Accounts receivable was $20.17 million as of March 31, 2023, compared to $28.36 million as of September 30, 2022. Inventories were $21.98 million as of March 31, 2023, compared to $21.14 million as of September 30, 2022. Accounts payable was $2.41 million as of March 31, 2023, compared to $10.07 million as of September 30, 2022.

Total current assets and current liabilities were $58.26 million and $34.63 million, respectively, leading to a current ratio of 1.68 as of March 31, 2023. This compared to total current assets and current liabilities were $72.09 million and $38.04 million, respectively, and current ratio of 1.90 as of September 30, 2022.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2023 and 2022 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2023	2022
Revenues	49,655,399	$42,890,657
Cost of sales	46,486,756	38,923,548
Gross profit	3,168,642	3,967,109

Operating expenses:
Selling and marketing expenses	963,655	930,052
General and administrative expenses	1,443,743	2,232,863
Research and development costs	619,511	560,216
Total operating expenses	3,026,909	3,723,132

Operating Income	141,734	243,977

Other income (expenses):
Interest expenses	(386,527)	(465,466)
Interest income	25,123	4,493
Other income (expenses), net	162,590	218,277
Total other income (expenses), net	(198,814)	(242,696)

Income (Loss) before income taxes	(57,080)	1,281

Income tax provision	-	-

Net income (loss)	(57,080)	$1,281
Net income (loss) attributable to non-controlling interests	1,663	(9,635)

Net income (loss) attributable to ZK International Group Co., Ltd.	(55,417)	$(8,354)

Net income (loss)	(57,080)	$1,281

Other comprehensive income:
Foreign currency translation adjustment	(1,912,369)	871,641

Total comprehensive income (loss)	(1,969,449)	872,922
Comprehensive income (loss) attributable to non-controlling interests	(10,076)	(15,437)
Comprehensive income attributable to ZK International Group Co., Ltd.	(1,979,525)	857,485

Basic and diluted earnings per share
Basic	-	-
Diluted	-	-
Weighted average number of shares outstanding
Basic	30,392,940	29,305,828
Diluted	30,518,893	29,431,781

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2023 and September 30, 2022 (Unaudited)

 (IN U.S. DOLLARS)

	2023 (Unaudited)	2022
Assets
Current assets
Cash and cash equivalents	$2,633,940	$7,515,147
Restricted cash	-	101,992
Short-term Investment	-	915,616
Accounts receivable, net of allowance for doubtful accounts of $266,794 and $255,322, respectively	20,174,212	28,362,933
Notes receivable	121,731	49,611
Other receivables	4,005,929	2,360,539
Due from related parties	1,868,394	-
Inventories	21,976,401	21,141,501
Advance to suppliers	7,481,315	6,322,592
Total current assets	58,261,921	66,769,930
Property, plant and equipment, net	7,919,580	7,124,587
Right-of use asset	32,108	30,998
Intangible assets, net	11,398,673	11,415,452
Deferred tax assets	331,628	320,164
Long-term prepaid expenses	10,898,646	10,447,395
Long-term accounts receivable	7,427,498	7,522,188
Long-term investment	25,303,352	25,292,866
TOTAL ASSETS	$121,573,407	$128,923,580
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,409,043	$10,066,758
Accrued expenses and other current liabilities	6,300,282	6,949,772
Lease liability - current portion	-	10,754
Accrued payroll and welfare	1,771,644	1,880,377
Advance from customers	1,740,309	1,758,800
Due to related parties	-	2,052,403
Convertible debentures	3,291,981	3,352,311
Short-term bank borrowings	18,208,690	16,257,820
Notes payables	-	702,889
Income tax payable	910,808	817,059
Total current liabilities	34,632,757	43,848,943
Lease liability - long term portion	21,762	10,256
TOTAL LIABILITIES	$34,654,519	$43,859,199

Equity
Common stock, no par value, 50,000,000 shares authorized, 30,392,940 and 30,392,940 shares issued and outstanding, respectively
Additional paid-in capital	70,872,765	70,872,765
Statutory surplus reserve	3,185,983	3,176,556
Subscription receivable	(125,000)	(125,000)
Retained earnings	13,325,184	13,394,137
Accumulated other comprehensive income (loss)	(716,645)	(2,640,753)
Total equity attributable to ZK International Group Co., Ltd.	86,542,287	84,677,705
Equity attributable to non-controlling interests	376,600	386,676
Total equity	86,918,887	85,064,381
TOTAL LIABILITIES AND EQUITY	$121,573,407	$128,923,580